Exhibit 10.11

EXECUTION VERSION

EMPLOYMENT AGREEMENT

This Employment Agreement (this “Agreement”), dated as of February 21, 2019 (the “Execution Date”), is entered into by and between TEVA PHARMACEUTICALS EUROPE B.V., a company incorporated under the laws of The Netherlands, Dutch Companies Register number 30110625 (“TPE” or “Company”), and GIANFRANCO NAZZI, born on 30 June 1968, nationality _____, passport number ________ (the “Executive”).

R E C I T A L S:

WHEREAS, Executive has been employed by TPE on the basis of terms and conditions as inter alia laid down in a written employment contract executed by Executive on 29 October 2013, as amended in Amendments/Addenda/Letters/Emails dated prior to 27 November 2017 and regardless whether those originated from TPE, TPI or any other Group Company (including without limitation, those dated 2 December 2013 (on the Commencement Date), 19 February 2016 (on school fees), the letter dated 20 January 2017 (retention bonus) and 19 May 2017 (on eligibility to payments upon termination of employment)), which shall jointly be referred to as the “Previous Employment Contract”.

WHEREAS, TPE desires to continue to employ the Executive and the Executive has indicated his willingness to continue to provide his services to TPE on the terms and conditions set forth herein (the “Employment Contract”), which shall henceforward apply in substitution of the (terms and conditions of the) Employment Contract; and

NOW, THEREFORE, on the basis of the foregoing premises and in consideration of the mutual covenants and agreements contained herein, the parties hereto agree as follows:

1. Effective Date. This Agreement shall be effective as of 27 November 2017 (the “Effective Date”). The (terms and conditions of the) subject Employment Contract will, as from the Effective Date, and unless specifically stated otherwise in the subject Employment Contract, substitute (all terms and conditions of) the Previous Employment Contract, with the exception of any provisions relating to outstanding cash retention awards dated 20 January 2017 and 18 September 2017, equity awards and the provisions on relocation conditions as referred to in Section 5 (e) (i) hereof (which provisions hence will remain in force).

2. Term of Employment. TPE hereby agrees to employ the Executive and the Executive hereby accepts such employment with TPE, on the terms and conditions hereinafter set forth. The term of employment (the “Term of Employment”) hereunder shall be considered to have commenced on 1 February 2014 and shall continue for an indefinite term.

3. Position; Duties and Responsibilities; Place of Performance.

(a) As from 27 November 2017, the Executive has been appointed as an Executive Officer of the Teva Group in the role of Executive Vice President, Growth Markets Commercial which was subsequently renamed as International Markets Commercial (the “Role”). In such capacity, the Executive reports directly to the President and Chief Executive Officer of Teva Pharmaceutical Industries, Ltd. (“TPI”). In addition, the Executive has such additional executive duties and responsibilities as may be assigned to him by the President and Chief Executive Officer of TPI. If the Executive is appointed as a director or officer of TPI and/or any of its subsidiaries or affiliates (jointly: the “Teva Group” or the “Group Companies” and each severally a “Group Company”), the Executive shall serve in such capacity or capacities without additional compensation.

(b) The Executive’s principal place of employment is at TPE headquarters in the Netherlands, except that during the Relocation Term (as defined below) Executive’s principal place of employment shall be at TPI’s headquarters in Israel. The Executive understands and agrees that it is expected that the Executive will be required to travel extensively (including internationally) in connection with the performance of his duties hereunder.

(c) Notwithstanding anything in this Agreement to the contrary, the Executive, while outside of Israel, (i) shall not have authority to bind TPI and (ii) shall be subject to such further restrictions as to his activities on behalf of TPI or its subsidiaries as may be determined by TPI from time to time.

(d) The Executive shall perform his duties under the Employment Contract on a full-time basis. Executive shall be required to occasionally perform his duties during weekends and/or on public holidays, and/or outside regular office hours and/or in excess of the number of contractual working hours, if such is reasonably necessary for the proper performance of the Executive’s duties under the Employment Contract (“Overtime”). Sufficient remuneration for Overtime shall be deemed included in the Base Salary and the Executive shall therefore not be entitled to any (additional) remuneration for Overtime.

4. Exclusivity. Subject to the terms and conditions set forth in this Agreement, the Executive shall devote his full business time, attention, and efforts to the performance of his duties under this Agreement and shall not engage in any other business or occupation during the Term of Employment, including, without limitation, any activity that (a) conflicts with the interests of any Group Company, (b) interferes with the proper and efficient performance of his duties for TPI or TPE or (c) interferes with the exercise of his judgment in any Group Company’s best interests. Notwithstanding the foregoing, nothing herein shall preclude the Executive from: (i) serving, with the prior written consent of the President and Chief Executive Officer of TPI, as a member of the board of directors or advisory boards (or their equivalents in the case of a non-corporate entity) of non-competing businesses and charitable organizations; (ii) engaging in charitable activities and community affairs; (iii) speaking at meetings of business, charitable and civic organizations; or (iv) subject to the terms and conditions set forth in Section 9 hereof, managing his personal investments and affairs; provided, however, that the activities set out sub (i), (ii), (iii) and (iv) shall be limited by the Executive so as not to be in contradiction to any Group Company’s policy and/or materially interfere, individually or in the aggregate, with the performance of his duties and responsibilities hereunder or create a potential business or fiduciary conflict.

5. Compensation and Benefits.

(a) Base Salary. For services rendered under this Agreement, the Executive shall be entitled to a salary at the rate of EUR 447,000 gross per annum for the prorated period starting the Effective Date and ending 31 March 2018, and EUR 464,100 gross per annum for the period commencing 1 April 2018, including Dutch statutory holiday allowance (such salary, or any increased salary granted to the Executive pursuant to this Section 5(a), the “Base Salary”), accruing on a pro rata tempore basis. The Executive’s Base Salary shall be payable in accordance with the payroll practices of TPE as the same shall exist from time to time. The Human Resources and Compensation Committee (the “Compensation Committee”) of the Board of Directors of TPI (the “TPI Board”), with input from the President and Chief Executive Officer of TPI, shall periodically consider and resolve whether to approve adjustments to the Executive’s Base Salary, according to the considerations specified in the shareholder-approved compensation policy of TPI in effect from time to time (the “Compensation Policy”) and subject to approval of the TPI Board.

(b) Annual Bonus. For each fiscal year that ends during the Term of Employment, the Executive shall be eligible to be considered for an annual bonus under the Company’s annual cash bonus plan in accordance with the Compensation Policy (the “Annual Bonus”) and subject to the discretion of the Compensation Committee and the TPI Board. The Annual Bonus shall be paid to the Executive at the same time as annual bonuses are generally payable to other similarly situated senior executives of TPE, subject to the Executive’s continuous employment through the payment date, except as otherwise set forth in this Agreement. As from the Effective Date, the Annual Bonus target will be 100% of the Base Salary earned during the applicable year.

(c) Equity Awards. During the Term of Employment, the Executive shall be considered for equity-based compensation awards under TPI’s 2015 Long-Term Equity-Based Incentive Plan or any successor equity compensation plan(s), at the sole discretion of the President and Chief Executive Officer of TPI, the Compensation Committee and the TPI Board. Any such awards shall be granted on such terms and conditions as may be determined by the Compensation Committee and the TPI Board.

(d) Benefits.

(i) General. During the Term of Employment, the Executive shall be eligible to participate in such benefit plans and programs (other than on (1) bonus (2) equity and (3) pension, since those benefits will be covered exclusively by the provisions of this Agreement) as shall be provided to similarly situated executives of TPE, subject to the terms and conditions of such benefit plans and programs. Nothing contained herein shall be construed to limit TPE’s ability to amend, suspend, or terminate any employee benefit plan or policy at any time without providing the Executive notice, and the right to do so is expressly reserved. The terms and conditions of any TPE Employee Handbook, as that handbook may read from time to time, will apply to the subject Employment Contract, albeit that any provision of that handbook shall be considered superseded by the provisions explicitly stated or referred to herein. In case of discrepancies between the provisions of that handbook and provisions explicitly stated or referred to herein (including compensation policies), the latter shall prevail and substitute the handbook-provisions. Any TPI or TPE codes of conduct and policies (other than those on (1) bonus (2) equity and (3) pension) shall fully apply to the subject Employment Contract.

(ii) Pension. The Executive hereby explicitly waives any entitlement to participation in, and hence any entitlements to accruals under, each and every company-pension scheme as operated by TPE (including, without limitation, both the basic ‘gross’ pension scheme arranging for certain pension accruals over the salary up to the cap set by Dutch wage tax legislation and the ‘net’ pension scheme arranging for certain pension accruals over the salary in excess of that cap), with retro-active effect to the date of commencement of the Term of Employment. The Executive acknowledges and understands that as a consequence of not participating in the TPE company-pension schemes, the Executive and/or his spouse/partner (i.e. partner pension) and/or children (i.e. orphan’s pension) have no rights/claims under the current and/or future company-pension schemes of TPE against either TPE and/or the pension provider, which inter alia means that they will have no claims against TPE and/or the pension provider in case of (e.g.): reaching any retirement age, the death of Executive before or after reaching any retirement age, sickness/incapacity for work of the Executive, divorce etc. At TPE’s request, the Executive will execute each and every instrument required by TPE, or the pension provider, to (re-) confirm such waiver of rights. The Executive warrants that his spouse/partner will execute a written statement confirming his/her consent to the Executive’s above-mentioned waiver and/or will execute a similar waiver(s) him/herself. In lieu of participation in any TPE-operated company-pension scheme (and provided that all of the above waivers and further instruments required by TPE in that respect will be executed by both the Executive and his spouse/partner), the Executive will be entitled to a monthly gross allowance as well as a monthly net allowance, each in the amount of the fictitious employer’s pension contributions (excluding premiums for any risk based insurances associated with those pension schemes) that would have been contributed by TPE to the respective company-operated pension schemes if the Executive had participated in the TPE company-pension schemes (as those were and will be applicable from time to time). That net allowance and the (net equivalent of the) gross allowance are intended for financing a private retirement scheme to be concluded and operated by the Executive and for financing any risk-based insurances for his own benefit. Neither of these allowances will be considered to qualify as salary/income for the purpose of calculating any variable pay or for calculating the Lump Sum, transitional fee (statutory severance), value of accrued but untaken holidays, VaBene or any other severance/damages/benefits to which the Executive may be entitled during or upon termination of the Employment. Parties acknowledge that Executive has received all such allowances in full in respect of the period between the date of commencement of the Term of Employment and the Execution Date and that neither Party has any claims for over- or underpayment against the other Party in respect of the entitlement to allowances over that period.

(iii) Vacation. During the Term of Employment, the Executive shall be entitled to the same number of vacation days, holidays, sick days and other paid time off benefits as are generally allowed to other similarly situated executives of TPE in accordance with TPE’s policy as in effect from time to time.

(e) Relocation.

(i) General. From the Effective Date until 31 July 2022, and if such term is not approved by the Committee and the Board then 31 May 2020 (the “Relocation Term”), the Executive will be entitled to (relocation) benefits in accordance with the terms of TPI’s 2015 Long Term International Assignment Policy (the “Relocation Policy”), as shall be amended from time to time, and the terms of the Assignment Letter as executed by the Executive on 22 May 2017 (the “Assignment Letter”; Annex 2), to the extent relevant (i.e. to the extent covering similar benefits) and to the extent allowed by the applicable laws, in substitution of benefits/entitlements which apply pursuant to clause 5(d) of the subject Employment Contract.

(ii) Changes to Relocation Policy. The Executive acknowledges, agrees and understands that the Relocation Policy does not form part of this Agreement and the Company reserves the right to amend, suspend, or terminate the Relocation Policy at any time without providing the Executive notice, and the right to do so is expressly reserved. Notwithstanding the foregoing, (i) in the event of any conflict between the Relocation Policy and/or the Assignment Letter and this Agreement, the terms of this Agreement shall prevail, and (ii) the housing and education arrangements set forth in Executive’s Assignment Letter may not be revised during Relocation Term without receiving Executive’s consent.

6. Ordinary Business Expenses. During the Term of Employment, TPE shall reimburse the Executive for all reasonable out-of-pocket expenses incurred by the Executive in connection with the business of the Teva Group and in the performance of his duties under this Agreement, including expenses for travel, lodging and similar items, all in accordance with TPE’s expense reimbursement policy, as the same may be modified from time to time. TPE shall reimburse all such proper expenses upon the Executive’s presentation to TPE of an itemized accounting of such expenses with reasonable supporting data.

7. Termination of Employment.

(a) General. The employment hereunder may be terminated by either party as per the last day of a calendar month, by giving written notice to the other party. The Executive shall in that respect observe a notice period of three (3) months and TPE shall in that respect observe a notice period of six (6) months.

(b) The date on which employment hereunder will formally terminate, shall be referred to in this Agreement as the “Termination Date”. Upon the termination of the Executive’s employment hereunder for any reason, except as may otherwise be requested by the relevant Group Company in writing, the Executive shall resign from any and all directorships, committee memberships or any other positions the Executive holds with any member of the Teva Group. For the avoidance of doubt, if the Executive’s employment with TPE will be terminated and be followed by employment between the Executive and any other member of the Teva Group, the Executive will not be entitled to receive any of the severance benefits under this Agreement and any severance or other termination benefits the Executive may thereafter become entitled to receive (pursuant to the subsequent employment with the other member of Teva Group) will be exclusively subject to the terms and conditions of any plan, program, policy or arrangement then in effect between the Executive and such other member of the Teva Group.

(c) Death or Disability. The Executive’s employment shall terminate automatically upon his death (“Death”). In the event the Executive’s employment is terminated due to his Death or for reasons of his Disability, the Executive or his estate or his beneficiaries, as the case may be, shall be entitled to (i) all accrued but unpaid Base Salary through the Termination Date; (ii) any unpaid or unreimbursed expenses incurred in accordance with TPE policy, including amounts due under Section 6 hereof to the extent incurred prior to the Termination Date, to the extent due under the applicable employment terms and/or mandatory applicable law; (iii) any other amounts required to be paid pursuant to applicable law, if any; and (iv) accrued and/or vested benefits under any plan or agreement covering the Executive which shall be governed by the terms of such plan or agreement (items (i) through (iv) collectively, the “Accrued Obligations”).

For purposes of this Agreement, “Disability” shall mean sickness/incapacity within the meaning of article 7:629 Dutch Civil Code, exceeding the period during which the Executive can benefit from statutory protection against dismissal because of such incapacity.

Except as set forth in this Section, following the Executive’s termination by reason of his Death or Disability, the Executive shall have no further rights to any compensation or any other benefits under this Agreement.

(d) Termination by TPE for Cause. In the event of termination of the Executive’s employment for Cause, he shall be entitled only to (A) all accrued but unpaid Base Salary through the Termination Date; and (B) any unpaid or unreimbursed expenses incurred in accordance with TPE policy, including amounts due under Section 6 hereof to the extent incurred prior to the Termination Date. Following a termination of the Executive’s employment for Cause, except as set forth in this Section 7(d), the Executive shall have no further rights to any compensation or any other benefits.

For purposes of this Agreement, “Cause” shall mean: termination of the Executive’s employment hereunder through notice of termination issued by TPE for an urgent cause (dringende reden) within the meaning of article 7:677/678 Dutch Civil Code attributable to the Executive or at the initiative of TPE for “serious culpable conduct or omission” (ernstig verwijtbaar handelen of nalaten) by the Executive within the meaning of article 7:673 para 7 intro and sub c Dutch Civil Code or “culpable conduct or omission” (verwijtbaar handelen of nalaten) by the Executive within the meaning of article 7:669 para 3 intro and sub e Dutch Civil Code.

(e) Termination by TPE without Cause. In case of termination of the Executive’s employment hereunder at the initiative of TPE without Cause, the Executive will –subject to the set-off and conditions described below- be entitled to:

(i) The Accrued Obligations;

(ii) A conditional gross payment (the “Lump Sum”), being the greater of:

(1) the Dutch statutory severance (transitievergoeding) and a supplement thereto, up to in aggregate (i.e. statutory severance plus supplement) 150% of the Executive’s Base salary; or

(2) the severance or damages to which the Executive would be entitled under any TPE Social Plan, if and to the extent the Executive would have any eligibility under such Social Plan.

The Lump Sum will be set-off against (i.e. decreased by): any further compensation (vergoeding), including any billijke vergoeding and/or damages, as may be awarded to Executive in respect of the termination of the employment hereunder, by a court in a ruling no longer subject to appeal.

Sixty-six percent (66%) of the Lump Sum shall be payable within a reasonable time following Executive’s execution and delivery of the Release of Claims pursuant to Section 7(i) and thirty-four percent (34%) of the Lump Sum shall be payable, in 12 equal monthly installments, with reasonable time following Executive’s execution and delivery of the Release of Claims pursuant to Section 7(i).

The entitlement to the payments and benefits described in subsection 7.e.(ii) (i.e. the Lump Sum after set-off, if applicable) shall, to the extent exceeding the benefits/payments to which Executive would be entitled in respect of the termination of the employment pursuant to (Dutch) statute or a court ruling which is no longer subject to appeal, be subject to Executive fully complying with the obligations arising from Section 9 hereof. In the event that the Executive breaches any provision of Section 9 hereof, the entitlement to such excess payments and benefits under subsection 7.e.(ii) shall immediately cease, which means that the Company shall have no further obligations to the Executive with respect thereto, and the Executive shall promptly repay to TPE any payments or benefits paid or provided to the Executive pursuant to subsection 7.e.(ii) , in as far as those payments/benefits exceed the benefits/payments to which Executive would be entitled in respect of the termination of the employment pursuant to (Dutch) statute or a court ruling which is no longer subject to appeal.

Following a termination of the Executive’s employment at the initiative of TPE without Cause, except as set forth in this Section 7(e), the Executive shall have no further rights to any compensation or any other benefits under this Agreement.

For purposes of this Agreement, a termination of the Executive’s employment hereunder at the initiative of TPE “without Cause” shall mean: a termination of the Executive’s employment hereunder at the initiative of TPE on any ground other than Death, Disability or “(for) Cause”.

(f) Resignation. In the event of termination of Executive’s employment hereunder through a termination notice (opzegging) issued by the Executive (resignation) or through a court rescission (ontbinding) of the Executive’s employment hereunder upon a petition made by the Executive, the Executive shall be entitled to the Accrued Obligations and, unless TPE were to release the Executive from the non-compete restrictions included in Section 9 sub (d) hereof in its sole discretion, an amount equal to the Annual Base Salary accruing and payable in 12 monthly instalments, subject to the Executive compliance and continuing compliance with the restrictions pursuant to Section 9 hereof and following the Executive’s execution and delivery and non-revocation of the Release of Claims pursuant to Section 7(i).

(g) In the event of the termination of the Executive’s employment, TPE may, in its sole and absolute discretion, by written notice, waive the services of the Executive during any applicable notice period or in respect of any part of such period, all on the condition that TPE will pay the Executive the monthly Base Salary and all additional compensation and benefits to which the Executive is entitled in respect of the applicable notice period (including but not limited to relocation benefits, the extent applicable) without regard to any such TPE waiver, albeit not including compensation pursuant to Section 5(b) and 5 (c) hereof).

(h) Change of Control. In the event that the Executive’s employment is terminated at the initiative of TPE, during the one year period following a merger of TPI with another (non-Teva Group) entity, pursuant to which merger TPI is not the surviving entity, and such termination is both “without Cause” and a result of such merger, then, in addition to any payments or other benefits to which the Executive is entitled pursuant to this Section 7, the Executive shall also be entitled to receive a lump sum cash payment in an amount equal to USD 1,500,000 gross, payable on the next regular payroll date immediately following the sixtieth (60th) day after the Termination Date.

(i) Final Discharge. Notwithstanding any provision herein to the contrary, the payment of any amount or provision of any benefit pursuant to this Section 7 other than the Accrued Obligations (collectively, the “Severance Benefits”) shall be conditioned upon and be payable within a reasonable time after the Executive’s execution, delivery to TPE, and non-revocation of a statement of full and final discharge of any claims Executive has or may have pursuant to the employment hereunder and/or the termination of such employment (the “Release of Claims”) within sixty (60) days following the Termination Date. If the Executive fails to execute the Release of Claims within sixty (60) days following the Termination Date, the Executive shall not be entitled to any of the Severance Benefits. For the avoidance of doubt, in the event of a termination by reason of the Executive’s Death or Disability, the Executive’s obligations herein to execute the Release of Claims may be satisfied on his behalf by his estate or a person having legal power of attorney over his affairs.

(j) Compliance with Covenants. The Executive’s entitlement to the Severance Benefits, to the extent those Severance Benefits exceed the statutory minimum to which the Executive may be entitled under Dutch law, will be subject to the Executive’s full compliance with any and all of the restrictions included in or referred to in Section 9 hereof, without prejudice to any other remedies available to the Company hereunder and/or pursuant to applicable law, and the Executive shall promptly repay to TPE any Severance Benefits (to the extent exceeding Executive’s statutory minimum entitlements) paid or provided to the Executive pursuant to this Section 7 prior to the date of any breach of any of the restrictions included in or referred to in Section 9 hereof and the Executive’s entitlement to any as yet unpaid Severance Benefits (including without limitation the Executive’s entitlement to the Restriction Compensation) will cease as from the date of such breach.

(k) Return of Property. Upon termination of the Executive’s employment, the Executive shall promptly return to TPE any cell phone, laptop or other hand-held device provided by any Group Company to the Executive, and any confidential or proprietary information of any Group Company that remains in the Executive’s possession; provided, however, that nothing in this Agreement or elsewhere shall prevent the Executive from retaining and utilizing documents relating to his personal benefits, entitlements and obligations; documents relating to his personal tax obligations; his desk calendar, personal contact list, and the like; and such other records and documents as may reasonably be approved by the TPE Board or the President and Chief Executive Officer of TPI.

8. Representations. The Executive hereby represents that (a) he is legally entitled to enter into this Agreement and to perform the services contemplated herein and is not bound under any employment, consulting or other agreement to render services to any third party, (b) he has the full right, power and authority, subject to no rights of third parties, to grant to the relevant Group Companies the rights contemplated by Section 9(b) hereof, and (c) he does not now have, nor within the last three (3) years has he had, any ownership interest in any business enterprise (other than interests in publicly traded corporations where his ownership does not exceed one percent (1%) or more of the equity capital) which is a customer of the Teva Group, or from which the Teva Group purchases any goods or services or to whom any Group Companies owes any financial obligations or is required or directed to make any payments.

9. Executive’s Covenants.

(a) Disclosure of Information. The Executive recognizes and acknowledges that the trade secrets, know-how and proprietary information and processes of Teva Group, as they may exist from time to time, are valuable, special and unique assets of the business of the Teva Group, access to and knowledge of which are essential to the performance of the Executive’s duties hereunder. The Executive will not, during or at any time following the Term of Employment, in whole or in part, disclose such secrets, know-how or processes to any person, firm, corporation, association or other entity for any reason or purpose whatsoever, nor shall the Executive make use of any such secrets, know-how or processes for his own purposes or for the benefit of any person, firm, corporation or other entity (except for a member of the Teva Group) under any circumstances during or after the Term of Employment; provided, that, after the termination of his employment, these restrictions shall not apply to such secrets, know-how and processes which are then in the public domain (provided that the Executive was not responsible, directly or indirectly, for such secrets, know-how or processes entering the public domain without TPE’s consent). In addition, nothing contained in this Agreement shall be construed to prohibit the Executive from reporting possible violations of federal or state law or regulation to any governmental agency or regulatory body or making other disclosures that are protected under any whistleblower provisions of federal or state law or regulation, or from filing a charge with or participating in any investigation or proceeding conducted by any governmental agency or regulatory body.

(b) Inventions. The Executive hereby sells, transfers and assigns to TPE, or to any person or entity designated by TPE, without any rights whatsoever to additional compensation all of the entire right, title and interest of the Executive in, and to, all inventions, ideas, disclosures and improvements, whether patented or unpatented, and copyrightable material, made or conceived by the Executive, solely or jointly, during the Term of Employment, which relate to methods, apparatus, designs, products, processes or devices, sold, leased, used or under consideration or development by any Group Company, or which otherwise relate to or pertain to the business, functions or operations of any Group Company or which arise from the efforts of the Executive during the course of his employment for any Group Company. The Executive shall communicate promptly and disclose to TPE, in such form as TPE requests, all information, details and data pertaining to the aforementioned inventions, ideas, disclosures and improvements. The Executive shall execute and deliver to TPE such formal transfers and assignments and such other papers and documents as may be necessary or required of the Executive to permit TPE or any person or entity designated by TPE, to file and prosecute the patent applications and, as to copyrightable material, to obtain copyright thereof. Any invention relating to the business of any Group Company made by the Executive within one year following the termination of the Term of Employment shall be deemed to fall within the provisions of this paragraph unless proved to have been first conceived and made following such termination. The Executive’s remuneration under this Employment Contract shall be considered to include ample and sufficient remuneration in respect of the Executive’s involvement in the conception or making of any and all of the inventions, ideas, disclosures and improvements referred to in this clause and the Executive shall hence not be entitled to any additional remuneration in respect of his involvement in their conception or making.

(c) Covenant Not to Interfere. During the Term of Employment and for a period of twelve (12) months following the Termination Date, the Executive shall not, directly or indirectly, (i) solicit or induce, or in any manner attempt to solicit or induce, any person employed by, or engaged as agent of, any Group Company to terminate such person’s contract of employment or agency, as the case may be, with such Group Company or (ii) divert, or attempt to divert, any person, concern or entity from doing business with any member of Teva Group, or attempt to induce any such person, concern or entity to cease being a customer or supplier of any Group Company.

(d) Covenant Not to Compete. By signing this Agreement, the Executive hereby acknowledges and agrees that, in his Role, the Executive will have a great deal of exposure and access to a broad variety of commercially valuable proprietary information of the Teva Group, including, by way of illustration, confidential information regarding the Teva Group’s current and future products and strategies, costs and other financial information, R&D and marketing plans and strategies, etc. As a result of the Executive’s knowledge of the above information and in consideration for the benefits offered by TPE under this Agreement, the Executive affirms and recognizes his continuing obligations with respect to the use and disclosure of confidential and proprietary information of the Teva Group pursuant to the Teva Group’s policies and the terms and conditions of this Agreement, and hereby agrees that, during the Term of Employment and for a period of twelve (12) months following the Termination Date , the Executive shall not, directly or indirectly (whether as an officer, director, owner, employee, partner, consultant or other direct or indirect service provider) work for or perform any services for any company or group of companies, which is focused on the development, manufacture of, sale of or trading in (i) generic products or (ii) specialty pharmaceutical products that are competitive with a fundamental product developed, manufactured, sold or otherwise traded in by Teva Group as of the date of such termination of employment, where the determination of whether a certain product constitutes a fundamental product developed, manufactured, sold or otherwise traded in by the Teva Group shall be reasonably determined on an ad-hoc basis at the relevant time by the President and Chief Executive Officer of TPI. These restrictions shall apply world-wide, i.e. regardless of where the work or services would be performed by the Executive and regardless of where the relevant (division, subsidiary or product group of the) company or group of companies would be located or would be doing business.

(e) Non-Disparagement. During the Term of Employment and at all times thereafter, the Executive agrees not to (i) make any disparaging or defamatory comments regarding any member of the Teva Group or any of its current or former directors, officers, employees or products or (ii) make any negative or disparaging comments concerning any aspect of the Executive’s relationship with any member of the Teva Group or any conduct or events relating to any termination of the Executive’s employment with TPE.

(f) Cooperation. During the Term of Employment and at all times thereafter, the Executive agrees to cooperate with the Company and its attorneys in connection with any matter related to the period he was employed by TPE and/or his services to other members of the Teva Group, including but not limited to any threatened, pending, and/or subsequent litigation, government investigation, or other formal inquiry against ant member of the Teva Group, and shall make himself available upon notice to prepare for and appear at deposition, hearing, arbitration, mediation, or trial in connection with any such matters. Such cooperation will include willingness to be interviewed by representatives of any Group Company and to participate in legal proceedings by deposition or testimony.

(g) Blue Pencil. It is the desire and intent of the parties that the provisions of this Section 9 be enforced to the fullest extent permissible under the laws and public policies applied in each jurisdiction in which enforcement is sought. Accordingly, if any particular provision or clause of this Section 9 shall be adjudicated to be invalid or unenforceable or overly broad in scope, time or geographic region, then such provision or clause shall be deemed amended to delete therefrom the portion thus adjudicated to be invalid or unenforceable or to reduce or narrow down the portion thus adjudicated to be too broad in scope, time or geographic region, such deletion, reduction or narrowing down to apply only with respect to the operation of this Section 9 in the particular jurisdiction in which such adjudication is made.

(h) Injunctive Relief. If there is a breach or threatened breach of the provisions or clauses of this Section 9, TPE shall be entitled to an injunction restraining the Executive from such breach. Nothing herein shall be construed as prohibiting TPE from pursuing any other remedies for such breach or threatened breach.

10. Insurance. TPE may, at its election and for its benefit, insure the Executive against death, and the Executive shall submit to such physical examination and supply such information as may be reasonably required in connection therewith.

11. Clawback. All payments made pursuant to this Agreement are subject to the “clawback” provisions in the Compensation Policy.

12. Required Stock Ownership. The Executive acknowledges and agrees to adhere to the TPI’s stock ownership guidelines applicable to senior executives of TPI and/or TPE, as may be amended from time to time in TPI’s sole discretion.

13. No-Hedging Policy. The Executive acknowledges and agrees to adhere to the TPI’s No-Hedging Policy applicable to senior executives of TPI and/or TPE, as may be amended from time to time in TPI’s sole discretion.

14. No-Pledging Policy. The Executive acknowledges and agrees to adhere to the TPI’s No-Pledging Policy applicable to senior executives of TPI and/or TPI, as may be amended from time to time in TPI’s sole discretion.

15. Notices. Any notice required or permitted to be given under this Agreement shall be deemed sufficient if in writing and if demonstrably received by the Executive and TPE or TPI respectively.

16. Waiver of Breach. A waiver by the Company or the Executive of a breach of any provision of this Agreement by the other party shall not operate or be construed as a waiver of any subsequent breach by the other party.

17. Governing Law; Severability. This Agreement shall be governed by and construed and enforced in accordance with the laws of The Netherlands without giving effect to the choice of law or conflict of laws provisions thereof. Whenever possible, each provision or portion of any provision of this Agreement will be interpreted in such manner as to be effective and valid under applicable law but the invalidity or unenforceability of any provision or portion of any provision of this Agreement in any jurisdiction shall not affect the validity or enforceability of the remainder of this Agreement in that jurisdiction or the validity or enforceability of this Agreement, including that provision or portion of any provision, in any other jurisdiction. In addition, should a court determine that any provision or portion of any provision of this Agreement, is not reasonable or valid, either in period of time, geographical area, or otherwise, the parties agree that such provision should be interpreted and enforced to the maximum extent which such court deems reasonable or valid.

18. Taxes. The Company may withhold from any payments made under this Agreement all applicable taxes, including but not limited to income, employment, payroll taxes and social insurance charges/taxes, as shall be required by applicable law.

19. Assignment. This Agreement may be assigned, without the consent of the Executive, by TPE to any member of the Teva Group or to any person, firm, partnership, corporation or other entity that has purchased all or substantially all the assets of TPE and/or TPI; provided, that such assignee assumes any and all of the obligations of TPE hereunder. TPE or, if applicable, TPI shall cause any person, firm, partnership, corporation or other entity acquiring all or substantially all of the assets of TPE respectively TPI to execute a written instrument agreeing to assume any and all of the obligations of TPE hereunder as a condition to acquiring such assets.

20. Compensation Policy. This Agreement shall be subject to the Compensation Policy and nothing herein shall derogate in any way from the Company’s rights thereunder.

21. Entire Agreement; Amendment. This Agreement contains the entire agreement of the parties and supersedes any and all agreements, letters of intent or understandings between the Executive and (a) TPE, (b) TPI, (c) any other Group Company or (d) any of TPI’s principal shareholders, except for applicable provisions of the Assignment Letter, the 14 December 2017 Letter, cash retention awards dated January 20, 2017 and September 18, 2017, equity compensation plans, policies, and other separate agreements, plans and programs explicitly referred to herein; provided, that this Agreement shall not alter the Executive’s obligations to any member of the Teva Group under any confidentiality, invention assignment, or similar agreement or arrangement to which the Executive is a party with any member of the Teva Group, which obligations shall remain in force and effect. Notwithstanding the foregoing, in the event of any inconsistency between the provisions of this Agreement and the (provisions of the) Compensation Policy, the terms of the Compensation Policy shall prevail/control. TPE is entitled to unilaterally amend the employment conditions (arbeidsvoorwaarden) under this Employment Contract whether included in this instrument, or any TPE or TPI policies, whether referred to in this instrument or not, with due observance of the provisions of article 7:613 and/or 7:611 Dutch Civil Code.

22. Headings. The headings of the sections and subsections contained in this Agreement are for convenience only and shall not be deemed to control or affect the meaning or construction of any provision of this Agreement.

23. Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original and all of which together shall be considered one and the same agreement. Signatures delivered by facsimile or by e-mail as a portable document format (.pdf) file or image file attachment shall be effective for all purposes.

24. Survival. The provisions of this Agreement that are intended to survive the termination of this Agreement shall survive such termination in accordance with their terms.

25. Indemnification. The Indemnification and Release Agreement between TPI and the Executive, dated November 27, 2017, shall continue to apply in full force and effect in accordance with its terms, and is incorporated by reference to this Agreement.

26. No Collective Bargaining Agreement. TPE is not bound by any collective bargaining agreement and no collective bargaining agreement applies to the Executive’s employment hereunder.

*            *              *

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date specified in the first paragraph of this Agreement.

TPE.

By:	/s/ Niels Walch
Name: Niels Walch
Title: SVP, HR Europe

By:	/s/ David Vrhovec
Name: David Vrhovec
Title: CFO Europe

EXECUTIVE

/s/ Gianfranco Nazzi
Gianfranco Nazzi
EVP, International Markets
Tel Aviv, 1/4/2019

Private & Confidential

March 15, 2017

To: Gianfranco Nazzi

Dear Gianfranco,

Reference: Your Home Based Long Term International Assignment

Congratulations on your assignment. Global Mobility is an important part of Teva’s growth, globalization, and talent initiatives. We believe that international assignments help Teva achieve worldwide business targets while simultaneously developing employee’s capabilities and international business experience. We hope that you will benefit both personally and professionally from your experience. This letter summarizes the general terms and conditions of your assignment with Teva.

ASSIGNMENT SUMMARY

Home Country:	The Netherlands
Host Country:	Israel
Employer (Legal Entity):	Teva Pharmaceuticals Europe BV
Host Site Entity: Annual Base Salary:	Teva Pharmaceutical Industries Ltd 442,000.00 EUR
Bonus Guideline:	60%
Position Title: Grade:	President & CEO Growth Markets 21
Citizenship/Permanent Resident Status:	Italy
Manager While on Assignment:	Dipankar Bhattacharjee
Estimated Assignment Start Date*:	June 01st , 2017
Scheduled Assignment End Date:	May 31st , 2020
Assignment Policy: Home or Host based Assignment: International Assignment Policy Date:	2015 Long Term International Assignment Home Based Assignment April 2015
Family Size at Host (including Employee):	5

*	Your actual effective date of assignment will be determined following receipt of your authorization to work and reside in the Host country.

This letter does not create a contract of employment, but simply seeks to confirm the conditions which pertain to your temporary international assignment. Should the nature of your position change or if this assignment extends beyond its initial duration} the terms may be subject to change at that time. Teva reserves the right to modify the global assignment policies and procedures at any time in whole or in part, with or without notice.

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COMPENSATION

As a Home Based assignee, it is the intention of the Teva International Assignment policy to provide you with a compensation package derived from what you would receive as an employee based in your home country. You will continue on the Annual Increment Policy of the home country based on your performance. It is Teva’s intention to pay your compensation via your Home Company’s payroll into your home country bank account in the home country currency. When required per local host regulations however, you may be paid a portion or all of your compensation in the host country. When your assignment ends, all assignment benefits and allowances will cease. During your assignment if applicable and according to your Home country manager’s sole discretion, your base salary will be reviewed and adjusted according to your home country policies.

ANNUAL INCENTIVE COMPENSATION

Any incentive compensation eligibility (e.g., cash bonus, stock option, restricted stock units, etc.) is in accordance with Teva’s incentive compensation plans and programs as they may be amended from time to time. Incentive compensation paid in the form of cash, if any, will be paid from your home country payroll.

BONUS

Over the current performance year 2017 respectively and thereafter you will have the opportunity to earn an on-target bonus of 60% as stated above, payable in March/April of the following calendar year. Superior performance may be rewarded above that on-target level, subject to management discretion. Any bonus earned will be paid from your home country payroll.

BENEFITS

You and your dependents will participate in the International Benefits Plan for medical, dental, long-term disability, group life and accidental death & Dismemberment insurance coverage. Currently medical and dental coverage in Israel is provided through David Shield International Medical Insurance an insurance provider that specializes in international benefits. Medical coverage is provided in two ways:

i.	By using the network of the “health fund” used by David Shield and under this system there is a direct billing arrangement between the doctor and the insurance company

ii.

Through a fee-for-service medical plan in which you select whichever doctor or hospital you want to use. You pay for services up-front, and then submit claims to David Shield for reimbursement of the covered medical expenses – currently at 80%. Dental coverage is provided through David Shield via dental clinics associated with them. This is a comprehensive dental plan which pays 100% for certain treatments and the insured pays a subsidized contribution to more advanced treatments.

VISA/IMMIGRATION

It is important that you have the required documentations to legally work and reside in the host country; our professional immigration partner will be authorized to assist you. Relocation to your new host location must not take place until your work authorization is received. The terms of this Letter of Assignment shall not come into, or remain in force, unless and until you are granted any necessary visas or work permits allowing you to live and work in the host. Necessary costs incurred to obtain your authorization to work and your spouse’s and dependents authorization to reside in the host country will be managed by Teva’s global relocation provider.

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Teva supports only required documentation for the intended assignment duration and will not provide financial assistance towards the acquisition of permanent resident status or documentation.

PRE-ASSIGNMENT TRIP

If necessary, to help you become familiar with the assignment location, house hunting trip of up to 5 days will be authorized for you and your spouse and 3 children. During this time, you will receive a per diem in accordance with the Teva Business Travel policy to cover reasonable costs of meals and incidentals. Ground transportation, lodging and air travel (booked at least 14 days in advance via the most direct route) will be provided in accordance with The Teva Travel policy. Reimbursement must be claimed via your usual home country travel expense process.

SHIPMENT OF HOUSEHOLD GOODS

Teva provides assistance with the shipment of personal effects, as well as the cost of packing, loading, inland transportation, and customs or import duties up to established limits.

For immediate needs, excess baggage is reimbursed. Household goods may be shipped via sea or overland container.

Excess Baggage Limits (Unaccompanied and Accompanied)

Three (3) excess bags for each relocating family member.

Surface Shipment Limits (Accompanied only)

40 ft. (68 m³) container for assignees with a total family size of 4 or greater.

Insurance

Teva insures against damage to or losses from the goods shipment, exclusive of those items not approved for shipment up to limits established by the shipping provider.

Storage (Unaccompanied and Accompanied)

Teva provides temporary storage support in cases where your household goods shipment arrives in the receiving location before permanent housing is available (e.g. during the temporary living period). Any other storage needs in your home country or in your host country is your responsibility.

Pets (Unaccompanied and Accompanied)

Teva does not cover pet shipment costs.

All approved costs will be paid directly by Teva’s global relocation provider.

Please note that Teva does not cover costs for the shipment of items restricted by the government or other regulations, or any items that are excessively large, high value, or perishable, or that require special care. The following is a representative list (this list does not include all prohibited items): alcohol, appliances, automobiles, boats, building materials/shop equipment, firearms/ammunition, furs/jewelry/fine art/antiques, hot tubs, lawnmowers, motorcycles, pianos, plants, and RVs/campers.

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HOME COUNTRY HOUSING – LEASE CANCELLATION

Teva reimbursement up to two (2) months’ rent incurred as a penalty due to lease cancellation. Reimbursement DOES NOT include loss of security deposit due to neglect, damage, or loss of a pet/smoking deposit. In order to claim reimbursement proper documentation must be provided to Teva’s designated dedicated relocation provider

TRAVEL TO THE HOST LOCATION

On your relocation trip to your new Host Country, Teva will pay the cost of travel for you (and your spouse/dependents) including airfare, ground transportation, and in-transit living expenses. Travel class is based on Teva’s Business Travel policy, booked at least 30 days in advance via the most direct route. This cost should be booked via Teva’s travel provider and expenses claimed via Teva’s dedicated relocation provider.

DESTINATION SERVICES

A provider designated by Teva will assist with house hunting and the coordination of a variety of settling-in services, e.g. local registrations, banking, and utility connections.

TEMPORARY LIVING

You will be provided Temporary Living for up to 30 days after vacating your residence in your Home Country and prior to establishing residence in your new Host Country. Your per diem will be 75 EUR net per person per day. (Children under the age of 14 will receive 50% of this amount). If needed, you will also receive car rental for this period. The per diem will be paid to you by Teva’s dedicated relocation provider and car rental (if applicable) will arranged by Teva’s relocation provided and paid directly on your behalf.

RELOCATION ALLOWANCE

To cover any individual costs not specifically covered in the assignment policy, you will receive a Miscellaneous Relocation allowance equivalent to 4,691 EUR. This payment will be processed by the dedicated relocation provider in advance of your departure from the Home Country or upon arrival in the Host country whichever you prefer. You will receive the full amount listed above and Teva is responsible for any applicable taxes.

SPOUSAL ASSISTANCE ALLOWANCE

Teva does not compensate for the loss of spousal/partner income as a result of the assignment but rather recognizes that the financial impact exists. To ease the transition, Teva reimburses for job placement and related services if your spouse accompanies you full time on assignment. Maximum reimbursement is equivalent to 1,876.00 EUR. Reimbursement must be claimed within 12 months of the effective date of your assignment and Teva is responsible for any applicable taxes. Reimbursement will be processed by Teva’s dedicated relocation provider.

LIFESTYLE ALLOWANCE

To recognize the fact that you (and your spouse/family) have different needs that may not be covered elsewhere in the policy, you will receive a one-time allowance equivalent to 2,815.00 EUR net payable upon your first anniversary of this assignment. This payment will be processed by Teva’s dedicated relocation provider and Teva is responsible for any applicable taxes.

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COST LIVING ALLOWANCE

A cost of living allowance may be provided in those circumstances where the cost of a representative market basket of goods and services (excluding housing, taxes, education and auto purchase) in the host country location exceeds the cost of the same or similar basket of goods and services in the home country location. COLA is analyzed by an independent statistical data provider and considers both the price of the market basket as well as the effect of currency fluctuations on purchasing power. If a COLA is applicable, it will be paid to you each pay period. The amount will be reviewed periodically, but at least semi-annually and adjusted, up or down, at the discretion of the Company. You will be advised of any changes prior to its implementation. Based on your salary level, family size and current statistical data, you are eligible for a monthly COLA payment of:

Current monthly Goods & Services Allowance	2,551.17 EUR per month NET

This payment is payable by Teva’s payroll and Teva will cover any related taxes.

LANGUAGE LESSONS

Your ability to speak and understand the host language will increase business effectiveness and expedite social integration in the host location. If needed, you and your spouse will each be provided up to 100 hours of language instruction which will be coordinated by Global Mobility. When considering schools for your children, please consider any host language needs as the cost for language lessons for your school aged children are your responsibility. Teva’s dedicated relocation provider will arrange language lessons on your behalf and all related costs will be covered by Teva through the relocation provider.

INTERCULTURAL ORIENTATION

To help you acclimate to the host country’s culture and environment both from a business and a social perspective, Teva provides a one-day mandatory Intercultural Orientation for you and your spouse. All arrangements for this training will be coordinated by Teva’s dedicated Relocation Provider and Teva will pay all related expenses directly.

Following your training and during your assignment, you will have the ability to utilize Teva’s internal Cross-Cultural training located on the Teva’s intranet. You may access the site through this link: http://tevanet.teva.corp/global/EN/Campiagns/Pages/Introducing-GlobeSmart.aspx.

HOUSING ALLOWANCE

Teva will pay for suitable accommodation costs in your host country for the duration of your assignment, with a monthly housing allowance of 32,000 ILS, net. The housing allowance will be provided in services only and not cash. A provider designated by Teva will assist you with the arrangements to ensure that your lease agreement includes a lease break clause and that you do not sign a document that binds you to unnecessary liability. If you select housing above your maximum rental budget, the overage is your responsibility. Teva will also pay for security and lease deposits required by the lease agreement. At the end of your assignment, these funds are to be refunded to you by the landlord. Whether or not your deposits are refunded, you are responsible for returning the funds to Teva. It is highly recommended that you insure your personal household items. The cost for Renter’s insurance is your responsibility. Your housing will be paid directly by Teva’s designated provider to your landlord or to you for payment to your landlord.

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Please note that if you purchase your primary residence in the host country, your housing allowance will immediately cease.

HOST AUTOMOBILE BENEFIT

Any entitlement is strictly based on the host company car policy. All arrangements will be coordinated by your Host country HR representative.

EDUCATION ALLOWANCE

Teva will cover the cost and related taxes of local or international schooling for accompanying dependent children meeting compulsory school age. Teva will cover costs which are reasonable, as determined by the provider designated by Teva. Teva will cover the following expenses, which are paid directly to the school: tuition, enrollment fees and mandatory administration fees. Any other education related fees will not be covered. Nursery School and Daycare are not covered. Payment of school fees will be made directly to the school by Teva’s dedicated relocation provider or to you for payment to the school, whichever is more cost effective for Teva.

HOME LEAVE BENEFIT

You will be provided one home leave every 12 months on assignment between your home country and your host country for you and your spouse/partner/dependents who live with you full time in the host country. Teva covers round trip airfare, based on economy fare booked at least 30 days in advance and via the most direct route. Any ground transportation and/or lodging costs are your responsibility. You must use your vacation time for your home leave visits and the time away must be approved by your manager. Reimbursement will be claimed via Teva’s dedicated relocation provider.

HOURS OF WORK, HOLIDAY, & VACATION

While on assignment you will follow the nationally recognized paid holiday schedule of the host location and your vacation benefit continues in accordance with your home guidelines except where host country labor laws require otherwise. Your vacation time must be approved by your direct manager.

EMERGENCY ASSISTANCE/EVACUATION

In instances of political or civil emergency affecting an employee on an international assignment, it is the primary objective of Teva to ensure the safety and welfare of the employee and accompanying dependents. Please notify your Host Country Human Resources department and Global Mobility of all actual or potentially serious emergencies so that appropriate steps may be taken.

PENSION & SOCIAL SECURITY

To the extent possible, you remain on the home country pension/retirement plan and contribution schedule and your home social security scheme through regular payroll deductions. In cases where the home country pension/retirement plan cannot be maintained through the usual or voluntary contributions while on assignment, you may be able to participate in the host country scheme or Teva will arrange for you to participate in an alternative scheme. In some host locations, contributions to social tax schemes are mandatory and when that is the case, Teva will meet any mandatory host country employer and employee contributions on your behalf.

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TAX POLICY

You will be under the Teva tax equalization policy during your assignment. The intent of this policy is that your ultimate tax liability will be similar to that which you have paid in the Home Country on your regular compensation had you not received assignment-related compensation or special tax considerations. Under this policy:

•	you will be responsible for a hypothetical tax liability on both income and social taxes, which will be calculated and deducted from each paycheck,

•	Teva will be responsible for an excess tax liability in the host country, and

•	it is your responsibility to pay income taxes in the home country (although covered by Teva)

The extent of this tax coverage by Teva is limited to your Teva compensation including salary, bonus, benefits and earnings related to equity that is vested while you are on assignment, but does not include earnings that you receive outside of your employment with Teva. The intent of the policy is that your ultimate tax liability will be similar to the amount you would have paid in the home country on your regular compensation had you not received assignment-related compensation or special tax considerations. Each year, a final tax equalization calculation will be prepared to settle your assignment tax obligations.

TAX PREPARATION AND SERVICES

It is a condition of employment that you comply with all personal tax responsibilities for each taxing authority in which a responsibility exists. The responsibility includes the proper filing of all tax returns. You are also responsible for notifying Teva of the tax payments due. The Company has retained the services of a Tax Consultant to prepare your home country and host country tax returns as required during the assignment period. Although you are fully responsible for the payment of all applicable income taxes and tax duties while on assignment, the Company will directly pay the consultant tax preparation and consulting fees on your behalf. Contact information of the Tax Consultant will be provided to you prior to the commencement of your assignment so that you may discuss your particular tax preparation needs in detail. Tax preparation assistance is limited to your filing and only extends to a spouse/partner when filing jointly. The Company will directly pay the consultant tax preparation and consulting fees on your behalf. Costs associated with personal financial planning will be your responsibility.

CHANGE IN TEVA’S INTERNATIONAL ASSIGNMENT POLICY DURING ASSIGNMENT

This Letter of Assignment has been prepared by referencing Teva’s International Assignment Policy (the policy). The policy does not form part of the Letter of Assignment and Teva reserves the right to vary the policy and associated benefits from time to time. You will be notified of any such variations or amendments to the policy and the impact on your arrangements. Where the provisions of the policy differ from those in this Letter of Assignment, the terms set out in this letter shall prevail.

EARLY TERMINATION OF INTERNATIONAL ASSIGNMENT

In the event Teva, in its sole discretion, ends your international assignment before its scheduled end date, Teva will provide return trip airfare for you and your dependents back to the point of origin, and will ship household goods back to the point of origin or to some other mutually agreed upon location. Unless otherwise agreed to by regional management and Human Resources, the return must be completed within 60 days after the effective date of the termination of the international assignment. By failing to relocate within 60 days, you forfeit Teva’s offer to pay for repatriation transportation costs.

INVOLUNTARY TERMINATION OF EMPLOYMENT

In the case of an involuntary termination of employment with Teva, Teva will provide return trip airfare for you and your dependents back to the point of origin, and will ship household goods back to the point of origin or to some other mutually agreed upon location. Unless otherwise agreed to by regional management and Human Resources, the return must be completed within 60 days after the effective date of the termination of employment. By failing to relocate within 60 days, you forfeit Teva’s offer to pay for repatriation transportation costs.

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VOLUNTARY TERMINATION OF EMPLOYMENT

Should you resign from employment with Teva or should your Teva employment be terminated with cause during your assignment, Teva reserves the right to cease all assignment payments, including payment of relocation costs, from the date of resignation or the date of misconduct, whichever is applicable. In a voluntary termination case, your signed payback agreement is enforced.

PAYBACK AGREEMENT

As a condition of your assignment, should you voluntarily terminate your assignment within 12 months of your effective assignment date, you are required to repay Teva a prorated sum towards relocation costs including:

•	Household goods shipment

•	Storage costs

•	Temporary lodging (excluding associated per diem)

•	Relocation allowance

REPATRIATION BENEFITS

At the end of your assignment Teva provides:

•	Household goods move support with the same limitations as when you relocated to the Host Country

•	Flights back to the Home Country for you and your spouse/partner or dependents, and

•	Thirty days temporary accommodations in accordance with the Teva global travel policy.

•	Departure services: accommodation lease and utilities cancellation, visa cancellation, deregistration with local authorities, and the closing of bank account.

Teva’s dedicated relocation provider will assist and all fees will be paid directly.

LOCALIZATION

If at any time during or at the end of your assignment, the Business decides that you are needed in the host country for an indefinitely, your assignment will not be extended. Instead, with your agreement, you will be localized in accordance with Teva global mobility policy in force at the time of localization. This means that your employment with your Home country will end and you will become an employee of the Host country on Host country terms and your assignment related allowances will stop. As part of your localization, Teva will work to transition you and your spouse/family to an immigration status that would allow you to remain in the Host country.

EMPLOYMENT TERMINATION

In case of employment termination, the notice period should be according to your local employment agreement with Teva Pharmaceuticals Europe BV as follows: The employment agreement may be terminated by either party as per last of a calendar month, by giving notice to the other party. Employee shall in that respect observe a notice period of 3 months and Teva Europe shall in that respect observe a notice period of 6 months. During this period, Employee is prohibited to directly or indirectly engage in any activities for any other company competing in any way with Teva Europe or an affiliated company of the Teva-group, also in case Teva Europe decides to put him on garden leave.

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If a suitable work position is not available upon the expiration of the assignment period or in case this assignment is terminated for reasons other than termination with cause, the above will also apply and severance will be according to the terms of the Home Company.

We are very happy to offer you this opportunity for a Long Term International Assignment and feel your skills and accomplishments are an excellent match for the challenges ahead.

Sincerely,
Moshe Netzer
SVP Human Resources – Growth Markets Reg
/s/ Moshe Netzer

I acknowledge that I had an assignment briefing with a Global Mobility representative, and I had the opportunity to ask questions regarding the policy. I further understand my signature above indicates my acceptance of these terms and conditions.

/s/ Gianfranco Nazzi	22.05.2017
Gianfranco Nazzi	Date

Cc:
HRBP - Daniel Lawlor
Host Manager - Dipankar Bhattacharjee
Home HR – Moshe Netzer
Host HR – Raffi Hirsh

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